March 27, 2007

Office of the Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Dear Sir:

On December 19, 2006 we received a letter from Mr. Cannarella from the Division of Corporation Finance requesting information concerning a Form 8-K that was filed on April 7, 2006 advising of the acquisition of Baron Oil AS of Norway as we had not provided two years of Financial Statements.

We replied to that letter and received a further query on the matter in a letter dated February 27, 2007 stating that your office is the only one that can provide relief of the financial statement requirements of Form 8-K. Mr. Cannarella can reached at 202-551-3337.

Discussion:

       Baron Oil AS major contribution to Sonoran Energy, Inc was Sonoran’s acquisition of the working interests in the KWB field in West Texas and introductions to non-domestic potential areas for acquisition and joint ventures.

Baron Energy, the 100 % wholly owned US Limited Partnership of Baron Oil AS, a Norwegian Company, was in need of funds for operation and exploration purposes in the KWB field.  At the time the acquisition was complete and the 8-K prepared, the KWB field had not been operational and Baron Oil AS had a few administrative tasks being performed but no source of revenue.

The gross revenue for Baron Oil from Baron Energy was $193,000 in 2002, $100,000 in 2003, $78,000 in 2004 and $0 in 2005.  We had considerable difficulty obtaining financial data and Baron Energy had not been audited for 2003.  Based on their performance, the information available and the time it took for us to get the information we did, that continued effort in trying to go back to 2003 would not provide any meaningful information to our shareholders.

We feel that the financial statements and disclosures presented were adequate in the circumstances as Baron Oil AS effectively does not exist nor would it be contributing anything to Sonoran Energy on an on-going basis. Reference can be made to our Form 10-KSB for April 30, 2006 showing the valuation done by an independent third party for the Baron Oil acquisition.

We respectfully request relief from the financial reporting requirements of Form 8-K in this instance as it would serve no useful purpose to revise a year old document to show the impact of $100,000 revenue which occurred three years ago and must be considered as a non-material amount.

Sincerely,

________________

F. Smith

Pres/CFO

Sonoran Energy, Inc, 14180 Dallas Parkway, Suite 400, Dallas TX 75254

Phone: 888-915-6449, Fax: 214-389-4860